UNITED OVERSEAS BANK 大華銀行

82-2947

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
Cable TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN2002/UOB2002/UOB-A24/atl

27 August 2002

02076249

Securities & Exchange Comn
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

02 SEP 20 AM 9:52

UNITED OVERSEAS BANK LIMITED EXPANDS ITS SCOPE OF BANKING BUSINESS AND NETWORK IN CHINA

Dear Sir

We enclose a copy of our News Release dated 27 August 2002 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc.

dlw 9/23

NEWS RELEASE

Issued by UOB Corporate Affairs

For Information Only

51/02

United Overseas Bank Limited Expands Its Scope Of Banking Business and Network In China

UOB Shanghai to offer foreign currency services to local individuals and enterprises;
UOB Shenzhen to offer RMB banking services to foreign individuals and companies;
UOB Beijing Representative Office to be upgraded to branch status

Singapore, 27 August 2002 – United Overseas Bank Limited is pleased to announce that it has recently obtained approvals to expand its scope of business and branch network in China as follows:

Full Foreign Currency Business Licence for UOB Shanghai Branch
UOB Shanghai Branch has received approval for a full foreign currency business licence.

With the licence, UOB Shanghai Branch will be able to provide a range of foreign currency banking services to an expanded customer base.

Foreign currency services – including foreign currency loans, deposits, trade finance, remittances and bills discounting as well as foreign currency exchange – that are currently available to foreign individuals, foreign enterprises and foreign joint venture companies will soon also be offered to local individuals and enterprises in China. The Branch expects to be able to start offering these services to local customers by November 2002.

RMB Banking Licence for UOB Shenzhen Branch
UOB Shenzhen Branch has been granted a licence to conduct Renminbi ("RMB") banking business with foreign individuals, foreign enterprises and foreign joint venture companies.

UOB Shenzhen is the first Singapore bank to be awarded the RMB licence in Shenzhen. When the Branch commences its RMB business, expected to in November 2002, it will be able to provide its customers a range of RMB banking services.

Branch Licence for UOB Beijing Representative Office

UOB will be upgrading its UOB Beijing Representative Office to a Branch.

The Branch, targeted to commence operations in October 2002, will be known as UOB Beijing Branch and will be located in the China World Trade Centre Tower II in the eastern business district of Beijing. With the establishment of UOB Beijing Branch, UOB will have five branches in China (in Beijing, Guangzhou, Shanghai, Shenzhen and Xiamen) and a Representative Office in Chengdu, making its banking network in China one of the most comprehensive among foreign banks in China.

Greater China is a key growth market for the Bank

Said Mr Wee Ee Cheong, Group Deputy Chairman and President, "The expansion in the scope of our banking business in China will allow us to provide a wider range of products and quality services to our customers. Our expanded network will enable us to service our customers more effectively. These developments are in line with UOB's strategy to focus on Greater China as one of the key areas contributing towards the growth of the Bank".

The UOB Group has an international network that currently comprises more than 250 offices in 18 countries in the Asia-Pacific region, Western Europe and North America.

For more information, please contact:

Ng Choon Hean
UOB Corporate Affairs Division
Tel: 65-6539 3985
Fax: 65-6538 2559
Email: Ng.ChoonHean@UOBgroup.com